PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

SUPPL

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 05 Jan 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 69 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **DATES OF FINANCIAL REPORTS ANNOUNCEMENTS**

04012070

The Management Board of Prokom Software S.A. informs, that:

I. Annual reports for year 2003 will be announced

- Annual report - on April 15th 2004
- Consolidated report - on May 6th 2004

II. Consolidated quarterly reports will be announced according to the following schedule

- For the 4th quarter of 2003 - on February 26th 2004
- For the 1st quarter of 2004 - on May 13th 2004
- For the 2nd quarter of 2004 - on August 12th 2004
- For the 3rd quarter of 2004 - on November 10th 2004

III. Consolidated semi-annual report will be announced on the September 30th 2004.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

05 Jan, 2003 Dariusz Górka
Member of the Management Board